UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number 000-31212

Metal Storm Limited

(Translation of registrant’s name into English)

29 Sudbury Street, Darra,

Queensland, Australia 4076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Metal Storm Limited

Date: 26/06/2012

By:	/s/ Brett Farmer
Name:	Brett I Farmer
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Appendix 3B

99.2	Appendix 3B

99.3	Notice under Section 708A (5)(e) of the Corp Act

99.4	Appendix 3B

99.5	Appendix 4C – Monthly

99.6	Chairman’s Address

99.7	CEO Address

99.8	Noteholder Notice of Meeting

99.9	Results of AGM 2012

99.10	Convertible Note Interest Payment

99.11	Shareholder Notice of Meeting

99.12	Appendix 3B

99.13	Notice under Section 708A (5)(e) of the Corp Act